Appendix D: Directors & Officers Work History

Please Find below the work history, or Bios, for the Directors & Officers associated with 92East, LLC:

1. John Ross Salcido, Co-President/ Executive Production
2. Michael Griffin, Co-President/ Executive Production

Career History can be located via the following links

John Ross Salcido

- IMDb: LINK


John Salcido
Writer/Producer/Director/Editor at B-Side Pictures
Director
Los Angeles, California
Lounge Posts (0)
John's Wall (3)
Credits (42)
Awards (1)
Member Since:
September 2020
Last online:
> 2 weeks ago
Invites sent:
0
About John
I make movies.
Unique traits: Can eat my weight in breakfast burritos.
Gender: Male
Height: 5' 10"
Weight: 170
Body type: Average
Hair: Medium
Hair color: Brown
Eyes: Brown
Ethnicity: Latin/Hispanic
Photos
More

Michael Griffin

- IMDb: [LINK](#)
- LinkedIn: [LINK](#)

